UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission File Number: 001-40566
TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)
16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

EXPLANATORY NOTE
An Annual General Meeting of Shareholders of Taboola.com Ltd. (the “Company”) will be held on Tuesday, June 14, 2022, at 4:00 p.m. (Israel time) / 9:00 a.m. (Eastern time) online via live audio webcast at www.virtualshareholdermeeting.com/TBLA2022. In connection with the Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:
(i)  Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing proposals to be voted upon at the meeting, the procedure for voting at the meeting and various other details related to the meeting; and
(ii)  Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending the meeting.
The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.
TABLE OF CONTENTS
ITEM
99.1	Notice and Proxy Statement for the Company’s Annual General Meeting of Shareholders to be held on June 14, 2022
99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on June 14, 2022

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TABOOLA.COM LTD.

By:	/s/ Stephen Walker
	Name:	Stephen Walker
	Title:	Chief Financial Officer
Date: May 10, 2022